BUDD LARNER

A PROFESSIONAL CORPORATION

COUNSELLORS AT LAW

150 JOHN F. KENNEDY PARKWAY

SHORT HILLS, NEW JERSEY 07078-2703

973.379.4800

Fax 973.379.7734

www.buddlarner.com

April 3, 2014

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	Dr. Reddy’s Laboratories Limited (the “Company” or “Dr. Reddy’s”)

Form 20-F for Fiscal Year Ended March 31, 2013

Letter from Securities and Exchange Commission dated March 20, 2014

File No. 001-15182

Dear Mr. Rosenberg:

This firm serves as outside United States legal counsel to Dr. Reddy’s. We set forth below responses on behalf of Dr. Reddy’s to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 20, 2014 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2013 (the “2013 Form 20-F”). For your convenience, your comments have been restated below in italics, followed by Dr. Reddy’s responses thereto.

Notes to Consolidated Financial Statements

Note 38. Contingencies

Litigations, etc. page F-64

1.	Please tell us how your disclosure provides the information required by paragraph 86(a), (b) and (c) or paragraph 91 of IAS 37 for your contingent liabilities.

Response: The Staff’s comment is duly noted. Paragraph 86 of IAS 37, Provisions, contingent liabilities and contingent assets states as below:

Unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the end of the reporting period a brief description of the nature of the contingent liability and, where practicable:

a)	an estimate of its financial effect, measured under paragraphs 36–52;

b)	an indication of the uncertainties relating to the amount or timing of any outflow; and

c)	the possibility of any reimbursement.

Paragraph 91 of IAS 37 states that “where any of the information required by paragraphs 86 and 89 is not disclosed because it is not practicable to do so, that fact shall be stated”.

The Company’s adherence to each of the above stated disclosure requirements is discussed below.

Paragraphs 86(a), 86(b) and 91 of IAS 37

The Company has classified its contingent liabilities into four major classes of litigation: Product and patent related matters, environmental matters, indirect tax related matters and fuel surcharge adjustments. For each of the significant contingent liabilities within these classes, the Company has discussed, in appropriate detail, the facts of the case to provide a brief description of the nature of contingent liability.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

April 3, 2014

The Company discloses, wherever practicable, the financial effect and the uncertainty relating to the amount of its contingent liabilities. For example, please refer to the litigations relating to Indirect tax related matters and Fuel Surcharge Adjustments, where the financial effect of the litigation was duly disclosed.

In many circumstances, particularly in case of litigations involving product and patent related matters and environmental matters, it is not practicable to make reasonable estimates of the expected financial effect of the claims. In these litigations, the probability and amount of the contingent loss is extremely difficult to ascertain due to the complexity of the issues, the various uncertainties and a number of other factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case, including the case history and the relevant authority before which such case is pending adjudication. Further, the Company also believes that any disclosure of the amount claimed by plaintiffs, if that amount is even known to the Company, would not be meaningful with respect to those legal proceedings.

The foregoing was duly disclosed in the opening paragraph of the contingencies section on page F-64 of the 2013 Form 20-F.

Accordingly, the Company believes that such disclosures are in accordance with requirements of paragraphs 86(a), 86(b) and 91 of IAS 37.

Paragraph 86(c) of IAS 37—The possibility of any reimbursement.

None of the litigations discussed by the Company in its 2013 Form 20-F involves a scenario where the expenditure required to settle the litigation will be reimbursed by any third party. Therefore, no such statement is included in the contingencies section.

Appropriate disclosures as required under paragraph 86(c) will be made whenever the Company is involved in any litigation where the expenditure required to settle the litigation will be reimbursed by any third party.

* * * * *

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (973) 315-4444 or Jonathan Gray of this office at (973) 315-4481.

Respectfully submitted,

/s/ James F. Fitzsimmons, Esq.

James F. Fitzsimmons, Esq.

cc:	Saumen Chakraborty (Dr. Reddy’s)

M V Narasimham (Dr. Reddy’s)

Vijay Hurgat (Dr. Reddy’s)

Jonathan Gray, Esq. (Budd Larner)